

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

December 5, 2014

<u>Via E-mail</u>
Robert T. Braswell
President and Chief Executive Officer
Carolina Bank Holdings, Inc.
101 North Spring Street
Greensboro, NC 27401

> **Re: Carolina Bank Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 21, 2014**
> **File No. 000-31877**

Dear Mr. Braswell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 13: Certain Relationships and Related Transactions</u>

1. In future filings, revise the disclosure to state, if true, that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for <u>*comparable loans with persons not related to the lender,*</u> as required by Instruction 4(c) to Item 404(a) of Regulation S-K.

2. Advise us whether you could have made the Item 404(a) disclosure cited above in your 2012 10-K filing. If not, amend.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3494 with any other questions.

Sincerely,

/s/ Todd Schiffman

Todd Schiffman
Assistant Director